EXHIBIT 99.1

Profound Medical to Unveil Next TULSA-AI® Module, ‘UA Alignment Assistant’

TULSA procedure’s unrivaled flexibility, real-world efficacy and ongoing CAPTAIN post-market study to be featured in the scientific programs at the upcoming RSNA and SUO meetings

TORONTO, Nov. 26, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, is pleased to announce the unveiling of its third TULSA-AI® software module, UA Alignment Assistant, in addition to six presentations featuring the Transurethral Ultrasound Ablation (“TULSA”) procedure, at the upcoming 110th Scientific Assembly and Annual Meeting of the Radiological Society of North America (“RSNA 2024”) being held in Chicago, IL, December 1-4, 2024, and the 25th Annual Meeting of the Society of Urologic Oncology (“SUO 2024”) taking place in Dallas, TX, December 4 - 6, 2024.

The TULSA procedure, performed using Profound’s TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for precision to preserve patients’ urinary continence and sexual function, while killing the targeted prostate tissue via precise sound absorption technology that gently heats it to 55-57°C. TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine.

Recognizing TULSA is being used by urologists to treat an unrivalled variety of prostate cancer and/or BPH patients, Profound is developing a novel set of software modules under the TULSA-AI® brand to work in conjunction with TULSA-PRO® to provide further customizability, ease of use, speed of treatment and higher confidence in clinical outcomes.

As the name implies, UA Alignment Assistant streamlines the alignment of the ultrasound applicator (“UA”) catheter that resides in the center of the prostate during the TULSA procedure. The primary benefit of the software is improvement in workflow consistency, as instead of aligning it manually, it will now be done the same way every time via the module. Previously, the manual TULSA-PRO® UA alignment meant that users had to spend time scrolling through MR images and clicking through to align them to the UA. Via the new software, MR images will be automatically imported and then immediately displayed to the user in an aligned way.

“One of the focusses of RSNA 2024 – which is expected to attract more than 40,000 physicians, researchers and industry participants – will be on the increasingly important role that AI can play in improving the efficiency and quality of care,” said Arun Menawat, Profound’s CEO and Chairman. “Accordingly, it is the ideal forum for us to unveil for the first time our third TULSA-AI® module, UA Alignment Assistant. Effectively, the module removes a whole procedural step from TULSA, resulting in less mental charge, fewer steps to remember, and overall procedural simplification for users. We are also excited to see that the RSNA and SOU 2024 meetings will feature presentations on the TULSA procedure by esteemed physicians and researchers from the Busch Center, UT Southwestern Medical Center and the Mayo Clinic.”

Presentation details:

RSNA 2024

  Customized Whole-Gland MR-Guided Transurethral Ultrasound Ablation (TULSA) for the Treatment of Localized Prostate Cancer: A Single Centre Retrospective of 73 Patients
  Joseph J. Busch, MD
  Busch Center (Alpharetta, GA)
  December 4, 2024; 9:00-9:30 p.m. CST
  Real-World Efficacy of MRI-Guided Transurethral Ultrasound Ablation of the Prostate: Initial Report from the Customized Ablation Registry (CARE)
  Daniel N. Costa, MD
  UT Southwestern Medical Center (Dallas, TX)
  December 4, 2024; 12:45-1:15 p.m. CST

SOU 2024

  Real-World Efficacy of MRI-Guided Transurethral Ultrasound Ablation of the Prostate: Initial Report from the Customized Ablation Registry (CARE)
  Chandler Dora, MD
  Mayo Clinic (Jacksonville, FL)
  December 5, 2024; 4:15-5:15 p.m. CST
  Post-Operative Sentiment in Patients After MRI-Guided Transurethral Ablation (TULSA) of Localized Prostate Cancer: Quantifiying Regret and Correlating Patient-Reported Regret with Functional Outcomes
  Andrew Murphy
  UT Southwestern Medical Center (Dallas, TX)
  December 6, 2024; 9:00-10:00 a.m. CST
  MRI-Guided Transurethral Ultrasound Ablation (TULSA) of Localized Prostate Cancer: Single Institution Experience of Treatment Efficacy
  Emily Bochner, MD
  UT Southwestern Medical Center (Dallas, TX)
  December 6, 2024; 9:00-10:00 a.m. CST
  CAPTAIN Randomized Controlled Trial of TULSA Against Radical Prostatectomy for Intermediate-Risk Prostate Cancer: Design and Recruitment Update
  Xiaosong Meng, MD, PhD
  UT Southwestern Medical Center (Dallas, TX)
  December 6, 2024; 9:00-10:00 a.m. CST

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. The TULSA procedure, performed using the TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for precision to preserve patients’ urinary continence and sexual function, while killing the targeted prostate tissue via precise sound absorption technology that gently heats it to 55-57°C. TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine. TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Susan Thomas
Public Relations
sthomas@profoundmedical.com
T: 619.540.9195